Exhibit (a)(1)(I)
FORM OF FINAL CONFIRMATION OF PARTICIPATION
IN THE EXCHANGE OFFER
Confirmation of Participation in the Offer to Exchange
The offer to Eligible Employees to exchange certain outstanding stock options that commenced on November 24, 2010 expired at 11:59 p.m., Eastern Time, on December 27, 2010.
This message confirms that on December 27, 2010, we accepted for exchange and canceled all of your eligible stock options that you tendered for exchange as indicated on your Election Form.
Upon the terms and conditions described in the Offer to Exchange Certain Outstanding Stock Options for New Options, dated November 24, 2010, and your Election Form, we granted New Options to you in exchange for your eligible stock options that you tendered for exchange.
If you have any questions, please contact me (480) 905-2002 or via email at dan@taser.com.
Thank you,
Dan Behrendt
Chief Financial Officer